Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
($'s in 000's)

	December	December	December	December	December
	2016	2015	2014	2013	2012

Fixed Charges:

Interest charges (per I/S)	$45,616	$41,636	$41,895	$42,206	$42,250

Less: net amortization of debt discount and issuance expenses	1,295	1,378	1,498	1,488	1,685

Adjusted interest charges	44,321	40,258	40,397	40,718	40,565

Add: net amortization of debt discount and issuance expenses	1,295	1,378	1,498	1,488	1,685

Interest portion of rental charges	6,209	6,306	6,410	6,307	6,068

Total fixed charges	$51,825	$47,942	$48,305	$48,513	$48,318

Earnings:

Pre-tax earnings	$368,512	$392,345	$392,440	$353,129	$86,204

Interest charges	44,321	40,258	40,397	40,718	40,565

Net amortization of debt discount and issuance expenses	1,295	1,378	1,498	1,488	1,685

Interest portion of rental charges	6,209	6,306	6,410	6,307	6,068

Total earnings	$420,337	$440,287	$440,745	$401,642	$134,522

Ratio of earnings to fixed charges	8.1	9.2	9.1	8.3	2.8

Note: Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a true interest expense amount.